China Cord Blood Corporation

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

October 31, 2013

John Reynolds Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	China Cord Blood Corporation Registration Statement on Form F-3 File No. 333-191121

Dear Mr. Reynolds:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 10:00am on November 5, 2013 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission, or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Cord Blood Corporation

By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer